Exhibit 3.1

State of Delaware
Secretary of State
Division of Corporations
Delivered I0:14 AM 07/31/2020
FILED 10:14 AM 07/31/2020
20206511860 - FIie Number 6239983

AMENDED ..AND RESTATED CERTIFICATE OF INCORPORATION

OF

GBS INC.

GBS INC. (the “ Corporation” ), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A.	The corporation was originally incorporated under the name of Glucose Biosensor Systems (Greater China) Holdings, Inc., and the original Certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 5th, 2016.

B.	This Amended and Restated Certificate of incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”), and has been duly approved by the written consent of the stock holders of the Corporation in accordance with Section 228 of the DGCL, and restates, integrates and further amends the provisions of the Corporation’s Certificate of incorporation.

C.	The text of the Amended and Restated Certificate of incorporation hereby is integrated and restated in its entirety to read as follows:·

FIRST: The name of the Corporation is GBS Inc.

SECOND: The address of the Corporation’s registered office is Agents and Corporations, Inc. 1201 Orange Street, Suite 600 Wilmington, New Castle County, Delaware 19801, and the name of its registered agent at such address is Agents and Corporations, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful actor activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 24,000,000 shares, of which the Corporation shall have the authority to issue 20,000,000 shares of common stock, one cent ($.01) par value per share (the “Common Stock”), and 4,000 ,000 shares of Preferred Stock, $0.0 I par value (the “ preferred Stock”.)

FIFTH: The name and mailing address of the incorporator is Gary Simon, Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004.

SIXTH: The Board of Directors is expressly authorized to adopt, alter, amend or repeal the By-Laws of the Corporation. Election of directors need not be by written ballot unless and to the extent provided in the By- Laws of the Corporation.

SEVENTH: No director of the Corporation shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or any stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sect ion 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. lf the Delaware General Corporation Law is amended after the date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither the amendment or repeal of this Article SEVENTH, nor the adoption of any provision of this Certificate of Incorporation or the By-Laws of the Corporation or of any statute inconsistent with this Article SEVENTH, shall eliminate or reduce the effect of this Article SEVENTH in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

[signature appears on the next succeeding page]

IN WITNESS WHEREOF, I have signed this Certificate of incorporation on this 28 day of July, 2020.

/s/ Harry Simconidis
Harry Simconidis
President